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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                          (Amendment No. ____5____)*


                             Fischer Imaging Corp.
-------------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  337719108
                        -----------------------------
                                (CUSIP Number)


                               December 31, 1999
-------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which the Schedule is filed:

     [ ] Rule 13d-1(b)

     [ ] Rule 13d-1(c)

     [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                               Page 1 of 4 Pages

CUSIP NO. ____337719108____

-------------------------------------------------------------------------------
1.      Name of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Morgan W. Nields
-------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)

        (b)
-------------------------------------------------------------------------------
3.      SEC Use only
-------------------------------------------------------------------------------
4.      Citizenship or Place of Organization     United States of America
-------------------------------------------------------------------------------

Number of                5.   Sole Voting Power           909,875
Shares                 -------------------------------------------------------
Beneficially             6.   Shared Voting Power         289,466
Owned by               -------------------------------------------------------
Each                     7.   Sole Dispositive Power      909,875
Reporting              -------------------------------------------------------
Person With:             8.   Shared Dispositive Power    289,466
-------------------------------------------------------------------------------
    9.  Aggregate Amount Beneficially Owned by
        Each Reporting Person                           1,199,341

10.     Check if the Aggregate Amount in Row (9)
        Excludes Certain Shares (See Instructions)

11.     Percent of Class Represented by Amount in Row (9)   16.67%
-------------------------------------------------------------------------------
12.     Type of Reporting Person (See Instructions)
-------------------------------------------------------------------------------
IN
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Item 1.

    (a)    Name of Issuer:

    Fischer Imaging Corp.

    (b)    Address of Issuer's Principal Executive Offices:

    12300 North Grant Street
    Thornton, CO 80241
Item 2.

    (a)    Name of Person Filing

    Morgan W. Nields

    (b)    Address of Principal Business Offices or, if none, Residence

    12300 North Grant Street
    Thornton, CO 80241

                               Page 2 of 4 Pages

    (c)    Citizenship

    United States of America

    (d)    Title of Class of Securities

    Common stock

    (e)    CUSIP Number

    337719108  FISCHER IMAGING CORP.

Item 3. If this statement is filed pursuant to (S)(S)240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

    (a)  [ ]   Broker or dealer registered under section 15 of the Act (15
               U.S.C. 70o)

    (b)  [ ]   Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)

    (c)  [ ]   Insurance company as defined in section 3(a)(19) of the Act (15
               U.S.C. 78c)

    (d)  [ ]   Investment company registered under section 8 of the Investment
               Company Act of 1940 (15 U.S.C. 80a-8)

    (e)  [ ]   An investment adviser in accordance with
               (S)240.13d-1(b)(1)(ii)(E)

    (f)  [ ]   An employee benefit plan or endowment fund in accordance with
               (S)240.13d-1(b)(1)(ii)(F)

    (g)  [ ]   A parent holding company or control person in accordance with
               (S)240.13d-1(b)(1)(ii)(G)

    (h)  [ ]   A savings associations as defined in Section 3(b) of the Federal
               Deposit Insurance Act (12 U.S.C. 1813)

    (i)  [ ]   A church plan that is excluded from the fefinition of an
               investment company under section 3(c)(14) of the Investment
               Company Act of 1940 (15 U.S.C. 80a-3)

    (j)  [ ]   Group, in accordance with (S)240.13d-1(b)(1)(ii)(J)

Item 4.  Ownership

  Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)   Amount Beneficially Owned:                                           1,199,341 (1)
(b)   Percent of Class:                                                       16.67% (2)
(c)   Number of shares as to which such person has:
      (i)   Sole power to vote or to direct the vote:                           909,875
      (ii)  Shared power to vote or to direct the vote:                         289,466
      (iii) Sole power to dispose or to direct the disposition of:              909,875
      (iv)  Shared power to dispose or to direct the disposition of:            289,466

  Instruction: For computations regarding securities which represent a right to acquire an underlying security see (S)240.13d-3(d)(1).

  (1) As of December 31, 1999. Includes (a) 745,385 shares owned directly by Mr. Nields, (b) 164,490 shares beneficially owned by Mr. Neilds pursuant to currently exerciseable options, or options exerciseable within 60 days of December 31, 1999, granted to Mr. Nields by Fischer Imaging Corporation under its employee stock option plan and (c) 170,523 shares held by The Robert L. Nields Trust and 118,943 shares held by the Florence Wesson Nields Trust (both trusts, collectively, the "Trusts") of which shares Mr. Nields, as a co-trustee and beneficiary of the Trusts, may be deemed to be the beneficial owner. Mr. Nields disclaims beneficial ownership of the shares held by the Trusts except to the extent of his proportionate interest as beneficiary of the Trusts.

  (2) Based on 7,193,345 shares of Common Stock deemed to be outstanding on December 31, 1999. Includes 164,490 options granted to Mr. Nields, exerciseable immediately or within 60 days of December 31, 1999.

Item 5.  Ownership of Five Percent or Less of a Class

  Not applicable



                               Page 3 of 4 pages

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

  Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

  Not applicable

Item 8.  Identification and Classification of Members of the Group

  Not applicable

Item 9.  Notice of Dissolution of Group

  Not applicable.

Item 10.  Certification

  Not applicable

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that that information set forth in this statement is true, complete and correct.

                                     February 14, 2000
                   -------------------------------------------------------------
                                           Date

                                   /s/ Morgan W. Nields
                   -------------------------------------------------------------
                                          Signature

                            Morgan W. Nields/ Chief Executive Officer
                   -------------------------------------------------------------
                                          Name/Title

  The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power or attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7 for other parties for whom copies are to be sent.

 Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)


                               Page 4 of 4 pages